30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

March 24, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Re:                             Liberty Expedia Holdings, Inc., Registration Statement on Form S-1

On behalf of our client, Liberty Expedia Holdings, Inc. (“LEH”), a wholly-owned subsidiary of Liberty Interactive Corporation (“Liberty”), we enclose herewith for filing under the Securities Act of 1933, as amended, LEH’s Registration Statement on Form S-1 (the “Form S-1”) relating to the registration of the issuance of (i) LEH’s Series A common stock, par value $0.01 per share, and (ii) LEH’s Series B common stock, par value $0.01 per share (together, the “LEH Common Stock”), in connection with Liberty’s contemplated spin-off of LEH (the “Spin-Off”).

The board of directors of Liberty has determined to spin off LEH by distributing, as a dividend, the LEH Common Stock to the holders of Liberty’s Series A Liberty Ventures common stock and Series B Liberty Ventures common stock.  If all conditions to the Spin-Off are satisfied or waived by the board of directors of Liberty in its sole discretion, at 5:00 p.m., New York City time, on a date to be determined by the board of directors of Liberty, (i) holders of Liberty’s Series A Liberty Ventures common stock as of a record date and time to be determined by the board of directors of Liberty (the “record date”) will receive shares of LEH’s Series A common stock and (ii) holders of Liberty’s Series B Liberty Ventures common stock as of the record date will receive shares of LEH’s Series B common stock.  More information concerning the Spin-Off and the business and assets (as well as any related liabilities) of LEH following the Spin-Off can be found in the Form S-1 filed herewith.

We have been advised that a filing fee in the amount of $329,438 has been paid in connection with the filing of the Form S-1 by wire transfer from Liberty’s account at U.S. Bank in Denver to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis.  U.S. Bank was instructed to note that LEH’s Central Index Key (CIK) is 0001669600.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	Liberty Expedia Holdings, Inc.
Richard N. Baer

KPMG LLP
Arnold T. Hoy